HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

RECEIVED
2008 MAY 13 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-03638

Date: 29 APR 2008

BY AIRMAIL

Office of International Corporate Finance [redacted]
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

08002481

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED (the "Company")
- ISIN US 41068T2087

We have enclosed herewith a copy of the announcement of the Company dated 28 April 2008 (in English and in Chinese) in relation to change of address of principal place of busines for your filing under ISIN US 41068T2087.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Samantha Fung
Company Secretarial Department

PROCESSED
MAY 15 2008
THOMSON REUTERS

Encls.

5/13

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

CHANGE OF ADDRESS OF PRINCIPAL PLACE OF BUSINESS

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") is pleased to announce that the principal place of business of the Company has been changed to Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong with effect from 28 April 2008, the telephone and facsimile numbers remain unchanged.

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 28 April 2008

As at the date of this announcement, the Board comprises:-

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-Executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Poon Kwok Hing, Albert
Mr. Sin Chi Fai

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號: 275)

更改主要營業地址

錦興集團有限公司（「本公司」）之董事會（「董事會」）欣然宣佈，本公司的主要營業地址已由二零零八年四月二十八日起遷往香港中環夏慤道 12 號美國銀行中心 31 樓 3101 室，電話及傳真號碼維持不變。

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零八年四月二十八日

於本公佈日期，董事會成員包括：-

執行董事：
陳國強博士 *(主席)*
Yap, Allan 博士*(董事總經理)*
呂兆泉先生*(副董事總經理)*

獨立非執行董事：
郭嘉立先生
潘國興先生
冼志輝先生

* *僅供識別*

END